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                     June 15, 2024

       Marcus Glover
       Chief Financial Officer
       Bally's Corporation
       100 Westminster Street
       Providence, RI 02903

                                                        Re: Bally's Corporation
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-38850

       Dear Marcus Glover:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction